Exhibit 99.1

Investor enquiries E: investor.relations@ing.com Press enquiries T: +31 (0)20 576 5000 E: media.relations@ing.com Analyst call 2 February 2023 at 9:00 am CET +31 20 794 8428 (NL), PIN code: 5455283# +44 330 551 0202 (UK), PIN code: 5455283# (Registration required via invitation) Live audio webcast at www.ing.com Media call 2 February 2023 at 11:00 am CET +31 20 708 5073 (NL), PIN code: 7738105# +44 330 551 0200 (UK), PIN code: 7738105# Live audio webcast at www.ing.com ING posts FY2022 net result of €3,674 million, proposed fi nal 2022 dividend of €0.389 per share 4Q2022 pro fi t before tax of €1,711 million; CET1 ratio remains strong at 14.5% • Pro fi t before tax up 29% on 4Q2021 and 24% on 3Q2022, mainly driven by higher income • Higher net interest income, as a further increase in liability margins helped o ﬀ set TLTRO impact this quarter • Risk costs declined to 17 bps of average customer lending Full - year 2022 net result of €3,674 million, supported by growing customer base and increase in lending and deposits • On a full - year basis, our primary customer base grew by 585,000 • Net core lending growth of €18 billion and net core deposits growth of €25 billion in 2022 • Net result of €3,674 million in a challenging year; proposed fi nal 2022 dividend of €0.389 per share CEO statement “Looking back, 2022 was an extraordinary year,” said ING CEO Steven van Rijswijk. “The outbreak of war in Ukraine – fi rst and foremost an immense human tragedy – had a far - reaching impact on people’s lives, on societies and on economies, causing energy and price shocks and driving up in fl ation and interest rates. Despite the challenging operating conditions and lingering e ﬀ ects of Covid - 19, we performed well. “The rapid changes of the past year underscore the importance of having clear strategic priorities and being able to adapt to changing circumstances. Our focus is on making the di ﬀ erence for people and the planet by providing a superior customer experience and putting sustainability at the heart of what we do. “We continued to execute on our strategy and delivered strong results, as well as made signi fi cant progress in a number of areas, including providing seamless digital services using our strong scalable tech and operations foundations. An example of this is our onboarding process in the Netherlands, where 52% of new customers were digitally onboarded in the fourth quarter of 2022, up from 39% in the same quarter of 2021. This is really strong proof of how we’re digitalising our sales and service model in one of our Market Leaders countries. The year 2022 closed with impressive growth in the number of global mobile payments transactions, reaching a remarkable amount of 1.4 billion transactions, up more than 60% year - on - year. “Regarding our fi nancial performance, we managed to limit expense growth despite the impact of higher salary expenses and higher marketing expenses to invest in the growth of our customer base. In various countries, we supported our employees with allowances to help them cover their increased energy costs. “The positive developments in our net promoter scores prove that customers value our services. We’re now number one in six of our 10 retail markets. In Wholesale Banking too we see a growing appreciation among clients, with our net promoter score improving to 67 at year - end 2022, up from 59 at year - end 2021 and well above the industry benchmark. I’m particularly proud that even more customers are choosing ING as their primary bank. During this quarter, our primary customer base grew by 218,000, mainly in the Challenger & Growth markets. On a full - year basis, we gained 585,000 primary customers, bringing the total number to 14.6 million, which is 4% higher than year - end 2021. “We also made further progress on our sustainability goals during 2022. Wholesale Banking continues to be a sustainability pioneer in helping clients transition to a more sustainable way of doing business, achieving a volume of over €100 billion in sustainable fi nance mobilised by end - 2022. That puts us well on our way towards our goal of €125 billion annually by 2025. “Despite continued uncertainty in the current operating environment, I’m con fi dent in our ability to perform well in these circumstances. We have a good capital position, a growing customer base, a diversi fi ed income stream, a strong funding structure as well as one of the best credit ratings in the eurozone. We’ll continue to invest to provide our customers with a superior experience, helped by our technology foundations, and to facilitate the transition to a low - carbon economy. “I want to thank our customers for their ongoing loyalty to ING and our colleagues worldwide for their hard work under challenging circumstances, which contributed to our strong performance throughout the whole year. Also a thank you to our shareholders for continuing to support our strategy.” Press release ING Corporate Communications Amsterdam, 2 February 2023

Business Highlights Primary customers 14.6 mln +585,000 in 2022 Mobile - only customers 58% in % of total active customers vs 51% at 4Q2021 Net result €1,089 mln +15% vs 4Q2021 Fee income €888 mln - 4% vs 4Q2021 CET1 ratio 14.5% - 0.2% vs 3Q2022 Return on equity (4 - qtr rolling avg) 7.2% - 2.0% vs 4Q2021 ING continues to invest in giving customers a superior digital experience. In Belgium, ING launched a completely digital motorbike and moped insurance. Customers can calculate the premium, purchase the policy and make claims digitally. ING is the only bank in Belgium to o ﬀ er a completely digital experience in this area. ING in Turkey integrated personal online advice in their pension contract sales process. Via a video call, customers can get more information about the pension funds, and fi nal approval of the contract is provided by SMS. ING is the fi rst bank in Turkey to provide this service in a fully digital way. In the Netherlands, 97% of customer interactions now take place via the app, showing our customers’ clear preference for digital interactions. One of the most complex processes in the retail bank is the settlement of an inheritance. In the fourth quarter, the fi rst customers in the Netherlands were able to manage their inheritance process fully digitally via the mobile channel. In Wholesale Banking, we were one of six underwriters in a fi nancing transaction for Porsche SE related to Porsche AG’s IPO. It was Germany’s second largest IPO ever, and supported our client in further strengthening its portfolio of investments. During 2022, our net promoter scores (NPS) improved in both Retail and Wholesale Banking, indicating our customers have a high level of satisfaction with our service. We’re now number one in six of our 10 retail markets. Within Wholesale Banking we achieved an all - time high NPS of 67 at year - end 2022, up from 59 at year - end 2021. Customer experience NPS score: Ranked #1 in 6 of 10 Retail markets Primary customers: +218,000 in 4Q2022 and +585,000 in 2022 We aim to put sustainability at the heart of what we do. We continue to facilitate the transition to a low - carbon economy and support our clients in their transition. In 4Q2022 we closed several deals, the largest one being $6 billion for Champlain Hudson Power Express. ING was mandated as the sole green loan coordinator on the transaction, which will fi nance the construction of a 339 - mile renewable power transmission line. The line will carry clean power from Canada to New York City, helping New York state reach its 2030’s renewable energy targets. Since April 2017, when we launched the world’s fi rst sustainability - linked loan (SLL) for Philips, we’ve provided SLLs to numerous companies across a wide range of sectors and regions. In the fourth quarter, ING closed an SLL for global container leasing company UES, which helped UES get its fi rst ESG rating. ING Lease in Poland closed the country’s fi rst - ever sustainability - linked lease transaction together with one of Poland’s biggest retailers. The interest rate of this lease contract is linked to the ESG performance of the client. This transaction is helping our client to realise its sustainability goals. Financial health is an important part of our sustainability approach. As a founding signatory of the United Nations Environment Programme Finance Initiative (UNEP FI) Principles for Responsible Banking, we also signed the Commitment to Financial Health & Inclusion (December 2021). We’ve co - led a group of banks in developing a common set of indicators around fi nancial health and fi nancial inclusion of customers, which were announced in October 2022. The indicators are a fi rst step in a systemic approach to improving in this area by allowing a common language for banks to measure, set targets, track progress and collaborate. Financial health is becoming increasingly important in these times as the energy crisis and in fl ation put additional strain on customers. Sustainability Volume mobilised €101 bln in 2022 vs €88 bln in 2021 Sustainability deals supported by ING: 491 in 2022 vs 411 in 2021 ING Press Release 4Q2022 2

Consolidated Results Consolidated results 4Q2022 4Q2021 Change 3Q2022 Change FY2022 FY2021 Change Profit or loss (in € million) Net interest income - excl. net TLTRO impact 3,860 3,290 17.3% 3,261 18.4% 13,843 13,131 5.4% Net interest income - net TLTRO impact 1) - 315 84 - 475.0% 71 - 543.7% - 87 483 - 118.0% Net fee and commission income 888 925 - 4.0% 876 1.4% 3,586 3,517 2.0% Investment income 15 15 0.0% 111 - 86.5% 187 138 35.5% Other income 420 310 35.5% 93 351.6% 1,032 1,221 - 15.5% Total income 4,868 4,624 5.3% 4,412 10.3% 18,561 18,490 0.4% Expenses excl. regulatory costs 2,596 2,562 1.3% 2,533 2.5% 9,949 9,927 0.2% Regulatory costs 2) 291 385 - 24.4% 96 203.1% 1,250 1,265 - 1.2% Operating expenses 2,888 2,947 - 2.0% 2,629 9.9% 11,199 11,192 0.1% Gross result 1,980 1,677 18.1% 1,783 11.0% 7,363 7,299 0.9% Addition to loan loss provisions 3) 269 346 - 22.3% 403 - 33.3% 1,861 516 260.7% Result before tax 1,711 1,331 28.5% 1,380 24.0% 5,502 6,782 - 18.9% Taxation 575 351 63.8% 427 34.7% 1,725 1,877 - 8.1% Non - controlling interests 48 35 37.1% - 26 102 128 - 20.3% Net result 1,089 945 15.2% 979 11.2% 3,674 4,776 - 23.1% Profitability and efficiency Interest margin 1.36% 1.37% 1.28% 1.34% 1.39% Cost/income ratio 59.3% 63.7% 59.6% 60.3% 60.5% Risk costs in bps of average customer lending 17 22 25 29 8 Return on equity based on IFRS - EU equity 4) 8.8% 7.2% 7.7% 7.2% 9.2% ING Group common equity Tier 1 ratio 14.5% 15.9% 14.7% 14.5% 15.9% Risk - weighted assets (end of period, in € billion) 331.5 313.1 5.9% 338.6 - 2.1% 331.5 313.1 5.9% Customer balances (in € billion) Customer lending 642.0 632.8 1.5% 649.7 - 1.2% 642.0 632.8 1.5% Customer deposits 640.8 617.3 3.8% 664.3 - 3.5% 640.8 617.3 3.8% Net core lending growth (in € billion) 5) 3.1 13.4 4.7 18.2 30.6 Net core deposits growth (in € billion) 5) 7.2 - 2.1 10.5 25.1 10.3 1) Net TLTRO impact includes both the spread between the funding rate of our TLTRO III participation and the prevailing ECB deposit facility rate, as well as the hedge results on our TLTRO - related derivative position as of 3Q2022 2) Regulatory costs comprise bank taxes and contributions to the deposit guarantee schemes (‘DGS’) and the (European) single resolution fund (‘SRF’). 3) The amount presented in 'Addition to loan loss provisions' is equivalent to risk costs. 4) Annualised net result divided by average IFRS - EU shareholders' equity excluding reserved pro fi ts not included in CET1 capital. 5) Net core lending growth represents the development in loans and advances to customers excluding provisions for loan losses, adjusted for currency impacts, Treasury and run - o ﬀ portfolios. Net core deposits growth represents customer deposits adjusted for currency impacts, Treasury and run - o ﬀ portfolios. Total income Total income in 4Q2022 was strong at €4,868 million. This included a net TLTRO impact of € - 315 million, re fl ecting the net negative impact of unwinding our TLTRO - related derivative position (as a result of ECB's decision to change the conditions for the TLTRO programme) and the remaining TLTRO bene fi t until 23 November 2022. The bene fi t from the TLTRO III programme was €84 million in 4Q2021 and €71 million in 3Q2022. Excluding this net TLTRO impact, total 4Q2022 income was €5,183 million, supported by considerably higher net interest income on liabilities. Net interest income in this quarter bene fi ted from strongly improved liability margins. Year - on - year, net interest income was also supported by higher interest results from FX ratio hedging, re fl ecting higher interest rate di ﬀ erentials, mainly on the US dollar and Polish zloty. Net interest income from mortgages declined, re fl ecting higher funding costs and a lower level of income from prepayment penalties. Interest income from other lending decreased, as higher average volumes could not fully compensate for lower margins. Sequentially, when excluding both the net TLTRO impact and the € - 343 million Polish mortgage moratorium impact that was recorded in the previous quarter, net interest income increased by €256 million, mainly driven by higher interest margins on liabilities. The net interest margin was 1.36% in 4Q2022. Excluding the net TLTRO impact, it was 1.48%. On a comparable basis, and when also excluding the impact of the Polish mortgage moratorium, the net interest margin improved by 9 basis points quarter - on - quarter and 14 basis points year - on - year. - 1,000 0 1,000 2,000 3,000 4,000 Net interest income (in € million) and net interest margin (in %) 3,333 3,389 4Q2021 1Q2022 2Q2022 3Q2022 4Q2022 3,604 - 343 Net interest income excl. Polish mortgage moratorium and TLTRO (lhs) Net interest income Polish mortgage moratorium (lhs) Net interest income TLTRO (lhs) Net interest margin (rhs) Net interest margin excl. Polish mortgage moratorium and TLTRO (rhs) 1.28% 1.34% 1.33% 1.34% 3,290 1.36% 1.1 1.2 1.3 1.4 1.5 1.6 3,860 - 315 ING Press Release 4Q2022 3 1.37% 1.36% 1.37% 1.48% 1.39%

Consolidated Results Net core lending growth – which excludes FX impacts and movements in Treasury lending as well as in the run - o ﬀ portfolios – was €3.1 billion in 4Q2022. Net core lending growth in Retail Banking was €2.2 billion and consisted of €1.4 billion of growth in residential mortgages (primarily in Germany and Belgium) and €0.8 billion in other retail lending. Wholesale Banking recorded a net core lending growth of €0.9 billion. On a full - year basis, net core lending grew by €18.2 billion in 2022, of which €11.2 billion was in residential mortgages. Net core deposits growth – which excludes FX impacts and movements in Treasury deposits as well as in the run - o ﬀ portfolios – was €7.2 billion in 4Q2022. The growth in Retail Banking amounted to €10.4 billion, mainly re fl ecting an in fl ow from private individuals in Germany, the Netherlands and Spain. Net core deposits growth in Wholesale Banking was € - 3 . 2 billion, mainly due to seasonal out fl ow . For the full year 2022 , net core deposits growth totalled € 25 . 1 billion, of which more than half was attributable to Retail Netherlands . Net fee and commission income amounted to €888 million. In Retail Banking, the growth in daily banking fees, driven by higher fees for payment packages and new service fees, was more than o ﬀ set by lower fees on investment products, re fl ecting low stock markets and subdued trading activity. In Wholesale Banking, high fee income in Lending from several large deals could not fully compensate for the impact of adverse market conditions in Global Capital Markets, Corporate Finance and Trade & Commodity Finance. Sequentially, Wholesale Banking fee income bene fi ted from a higher deal fl ow in both Lending and in Corporate Finance. On a full - year basis, net fee and commission income rose by 2.0%, as the growth in daily banking and Wholesale Banking Lending was partly o ﬀ set by a decline in fees on investment products (from a record year in 2021) and in Global Capital Markets. Investment income was fl at year - on - year at €15 million and lower sequentially, as 3Q2022 had included a €111 million annual dividend from our stake in the Bank of Beijing. Other income was €420 million and included a €67 million gain from a legacy entity in Retail Belgium and a fi nal payment of €14 million from the transfer of our investment business in France to Boursorama. In 4Q2021, other income had included a €28 million gain on an investment in an associate. The third quarter of 2022 included a € - 288 million impact for the unwinding of a macro fair value hedge of deposits in Belgium, which was only partly o ﬀ set by €100 million of income from the transfer of our investment business in France to Boursorama. Excluding the aforementioned items, other income improved year - on - year as higher trading results in Financial Markets were partly o ﬀ set by lower other income in Group Treasury. Sequentially, other income increased, driven by Group Treasury. Operating expenses Total operating expenses were € 2 , 888 million and declined by 2 . 0 % compared with 4 Q 2021 , re fl ecting lower regulatory and incidental cost items . Expenses excluding regulatory costs and incidental items were €2,515 million and rose 5.0% year - on - year. The increase was primarily attributable to higher sta ﬀ costs, due to CLA increases and indexation, and a small increase in FTEs. Furthermore, marketing costs increased, particularly in the Challenger and Growth markets, to invest in further growth of our customer base. Compared with 3Q2022, cost growth excluding regulatory costs and incidental items was 2.7%. This was mainly due to higher sta ﬀ and marketing costs, and €15 million of impairments in Wholesale Banking. 1,500 2,000 2,500 3,000 Operating expenses (in € million) 2,296 649 159 214 2,365 2,448 96 2,515 82 291 2,396 4Q2021 1Q2022 2Q2022 3Q2022 4Q2022 Expenses excl. regulatory costs and incidental items Regulatory costs Incidental items 166 385 ING Press Release 4Q2022 4 85 Operating expenses in 4Q2022 included €82 million of incidental items, consisting of €30 million of allowances to employees to help cover their increased energy costs, €43 million of restructuring costs and €9 million of hyperin fl ation accounting impacts on expenses in Turkey (due to accounting requirements of IAS 29). By comparison, 4Q2021 had included €166 million of incidental items, of which €141 million was for redundancy provisions and impairments related to our exit from the French retail banking market. In 3Q2022, incidental items amounted to €85 million, of which €75 million was for adding the interest - on - interest e ﬀ ect to the compensation of customers for certain Dutch consumer credit products and €10 million for the hyperin fl ation impact in Turkey. Regulatory costs in 4Q2022 were €291 million and included the annual Dutch bank tax, which is always fully recorded in the fourth quarter. Compared with 4Q2021, regulatory costs were lower, as in that quarter a 50% add - on to the tari ﬀ of the Dutch bank tax had been applied.

Consolidated Results Addition to loan loss provisions Net additions to loan loss provisions amounted to €269 million, or 17 basis points of average customer lending. This included €407 million of risk costs in Stage 3, mainly related to individual risk costs. This re fl ected additions for a limited number of unrelated fi les in Wholesale Banking that were newly provisioned, while fi les with an existing provision showed a limited release on a net basis. Total Stage 1 and 2 risk costs (including o ﬀ - balance - sheet provisioning and modi fi cations) were € - 137 million. This included a €112 million release of Stage 2 provisions for our Russian portfolio, partly re fl ecting a further decrease in our Russia - related exposure. Management overlays were lowered by €46 million, primarily in Wholesale Banking, driven by a reduction in the overlay for second - order impacts. The update of the macroeconomic indicators resulted in a net addition of €20 million to the collective provisions. - 500 0 500 1,000 Addition to loan loss provisions (in € million) 403 269 987 4Q2021 1Q2022 2Q2022 3Q2022 4Q2022 Stage 3 (lhs) S2a%#  9 A ',!*3"',% - oR a*a,!#R1&##2 I*&1K R'1) ! - 121 ', .1 - $ a4#0a%# !312 - +#0 *#,"',% Ia,,3a*'1#"K I0&1K 346 62 17 22 25 202 13 - 50 0 50 100 Net result ING’s net result in 4Q2022 was €1,089 million, up 15.2% on 4Q2021, re fl ecting higher income and lower risk costs, which more than compensated for a higher e ﬀ ective tax rate. The e ﬀ ective tax rate in 4Q2022 was 33.6% compared with 26.4% in 4Q2021 and 30.9% in 3Q2022. The full - year e ﬀ ective tax rate came out at 31.4%, up from 27.7% in 2021. The increase was mainly caused by the impact in 2022 of the following non - deductible items for corporate income tax purposes: hyperin fl ation accounting loss in Turkey, impairments on TTB and interest expenses in various countries. Return on equity ING Group (in %) 15 0 5 10 9.2 8.0 7.5 7.2 7.2 3.3 9.2 7.7 8.8 4Q2021 1Q2022 2Q2022 3Q2022 4Q2022 Return on IFRS - EU equity (quarter) Return on IFRS - EU equity (4 - quarter rolling average) 6.8 On a full - year basis, the return on ING’s average IFRS - EU equity declined to 7.2% from 9.2% in 2021 due to a decrease in net result. The lower net result was mainly due to higher risk costs, re fl ecting additions related to our Russian portfolio and for the risks of secondary impacts in 2022, while the previous year had included signi fi cant releases from Covid - 19 related overlays. ING Press Release 4Q2022 5 ING’s return on equity is calculated using IFRS - EU shareholders' equity after excluding 'reserved pro fi t not included in CET1 capital', which amounted to €1,411 million as per the end of 2022. This re fl ects 50% of the resilient net pro fi t in 2022, which has been reserved for distribution in line with our policy, minus the 2022 interim dividend paid in August 2022. Resilient net pro fi t is de fi ned as net pro fi t adjusted for signi fi cant items that are not linked to the normal course of business. In line with this de fi nition, the combined impact of hyperin fl ation accounting and the impairment on the goodwill allocated to Turkey (recorded in 2Q2022) has been excluded. Therefore, resilient net pro fi t was €34 million higher than net pro fi t in 4Q2022 and €363 million higher on a full - year basis. Dividend In line with our dividend policy, the Board proposes to pay a fi nal dividend over 2022 of €1.4 billion, subject to approval by the Annual General Meeting on 24 April 2023. The proposed fi nal 2022 dividend amounts to €0.389 per ordinary share and will be paid in cash shortly after approval by the Annual General Meeting. An interim dividend of €0.17 per ordinary share for year 2022 was paid in August 2022. Additionally, €0.082 per ordinary share was paid in cash on 16 January 2023, being the remainder of the total share buyback amount as announced on 3 November 2022.

Consolidated Balance Sheet Balance sheet Compared with September 2022, ING’s balance sheet decreased by €90.5 billion to €968.3 billion, including the impact of an early repayment of €29.5 billion of ING's TLTRO III participation and €13.6 billion of negative currency impacts that were mainly driven by the depreciation of the US dollar against the euro. The decrease on the asset side of the balance sheet was mainly visible in cash and balances with central banks and in fi nancial assets at fair value through pro fi t or loss. Customer lending decreased by €7.7 billion, including €8.3 billion of negative currency impacts. These decreases were partly o ﬀ set by higher loans and advances to banks, largely due to increased reverse repos. On the liability side of the balance sheet, the main decreases were recorded in deposits from banks (including the €29.5 billion early partial repayment of ING’s TLTRO III participation), fi nancial liabilities at fair value through pro fi t or loss, and customer deposits. These decreases were partly o ﬀ set by deposit growth in Retail Banking, primarily in the Netherlands, Germany and Poland, and a higher amount of debt securities in issue consisting mainly of increased CD/CPs. Compared with year - end 2021, ING’s balance sheet grew by €17.0 billion, including €4.1 billion of positive currency impacts driven primarily by the appreciation of the US dollar against the euro in 2022. Balance sheet growth was mainly recorded in loans and advances to banks, fi nancial assets at fair value through pro fi t or loss, customer lending, and in other assets ( fi nancial transactions pending settlement) . This was partly o ﬀ set by a decline in cash and balances with central banks . On the liability side of the balance sheet, the main increases were in customer deposits (re fl ecting strong growth in Retail Banking Netherlands and despite the discontinuation of Retail Banking France), fi nancial liabilities at fair value through pro fi t or loss, and debt securities in issue (increases in both CD/ CPs and other, mainly long - term, debt securities in issue). These increases were partly o ﬀ set by lower deposits from banks following the €29.5 billion repayment of ING’s TLTRO III participation in December 2022. After this partial repayment, an amount of €36.0 billion TLTRO III funding remains. Shareholders’ equity Change in shareholders’ equity in € million 4Q2022 FY2022 Shareholders' equity beginning of period 51,292 53,919 Net result for the period 1,089 3,674 (Un)realised gains/losses fair value through OCI - 45 - 549 (Un)realised other revaluations 1 - 5 Change in cash fl ow hedge reserve - 111 - 2,901 Change in liability credit reserve - 88 165 De fi ned bene fi t remeasurement 97 - 19 Exchange rate di ﬀ erences - 837 1,088 Change in treasury shares - 1,197 - 1,577 Change in employee stock options and share plans 5 27 Dividend - 297 - 3,349 Other changes - 1 - 564 Total changes - 1,384 - 4,010 Shareholders' equity end of period 49,909 49,909 Consolidated balance sheet ING Press Release 4Q2022 6 in € million 31 Dec. 22 30 Sep. 22 31 Dec. 21 31 Dec. 22 30 Sep. 22 31 Dec. 21 Assets Cash and balances with central banks Loans and advances to banks Financial assets at fair value through pro fi t or loss - trading assets - non - trading derivatives - designated as at fair value through pro fi t or loss - mandatorily at fair value through pro fi t or loss Financial assets at fair value through OCI - equity securities fair value through OCI - debt securities fair value through OCI - loans and advances fair value through OCI Securities at amortised cost Loans and advances to customers - customer lending - provision for loan losses Investments in associates and joint ventures Property and equipment Intangible assets Other assets 87,614 35,104 113,766 56,870 3,893 6,159 46,844 31,625 1,887 29,095 643 48,160 635,999 641,982 - 5,984 1,500 2,446 1,102 10,994 135,089 26,244 156,714 71,397 3,313 6,831 75,173 31,147 1,900 28,494 752 47,895 643,677 649,662 - 5,985 1,473 2,500 1,106 12,984 106,520 23,592 101,956 51,381 1,536 6,355 42,684 30,635 2,457 27,340 838 48,319 627,508 632,782 - 5,274 1,587 2,515 1,156 7,502 Liabilities Deposits from banks Customer deposits - savings accounts - credit balances on customer accounts - corporate deposits - other Financial liabilities at fair value through pro fi t or loss - trading liabilities - non - trading derivatives - designated as at fair value through pro fi t or loss Other liabilities Debt securities in issue Subordinated loans 56,632 640,770 321,005 283,417 36,011 336 93,019 39,088 3,048 50,883 15,773 95,918 15,786 91,778 664,344 311,854 290,353 61,359 778 126,180 55,221 5,524 65,436 18,475 89,811 16,571 85,092 617,296 314,893 279,805 22,174 424 71,041 27,113 2,120 41,808 14,707 91,784 16,715 Total liabilities 917,897 1,007,160 896,635 Equity Shareholders' equity Non - controlling interests 49,909 504 51,292 378 53,919 736 Total equity 50,413 51,670 54,654 Total assets 968,310 1,058,830 951,290 Total liabilities and equity 968,310 1,058,830 951,290

ING Press Release 4Q2022 7 Consolidated Balance Sheet Shareholders’ equity decreased by €4,010 million in 2022, primarily re fl ecting €4,936 million of capital distribution. That consisted of €3,349 million of cash dividends paid (€1,545 million of fi nal dividend over 2021, a €634 million interim dividend payment over 2022 and €1,171 million additional cash payments) and €1,587 million of share buybacks (recorded as a change in treasury shares). Higher interest rates led to a €2,901 million decline in the cash fl ow hedge reserve. These decreases were largely o ﬀ set by the €3,674 million net result recorded for full - year 2022 and €1,088 million of positive exchange rate di ﬀ erences. Shareholders’ equity per share decreased to €13.79 on 31 December 2022 from €14.28 on 31 December 2021.

Capital, Liquidity and Funding ING Group: Capital position in € million 31 Dec. 2022 30 Sep. 2022 Shareholders' equity (parent) 49,909 51,292 - Reserved pro fi ts not included in CET1 capital - 1,411 - 848 - Other regulatory adjustments - 537 - 515 Regulatory adjustments - 1,948 - 1,363 Available common equity Tier 1 capital 47,961 49,929 Additional Tier 1 securities 6,295 6,885 Regulatory adjustments additional Tier 1 60 58 Available Tier 1 capital 54,316 56,873 Supplementary capital - Tier 2 bonds 10,046 10,228 Regulatory adjustments Tier 2 - 32 - 34 Available Total capital 64,330 67,067 Risk - weighted assets 331,520 338,561 Common equity Tier 1 ratio 14.5% 14.7% Tier 1 ratio 16.4% 16.8% Total capital ratio 19.4% 19.8% Leverage ratio 5.1% 5.0% Capital ratios The CET1 ratio, which stood at 14.7% at the end of 3Q2022, decreased to 14.3% following the announcement of the share buyback programme of up to €1.5 billion on 3 November 2022. During the quarter, the CET1 ratio strengthened again, to end at 14.5%. The inclusion of €0.5 billion of interim pro fi ts and lower RWA more than o ﬀ set the impact of lower FX reserves (€ - 0.8 billion). The decrease in both the Tier 1 ratio and the Total capital ratio mirrors trends in the CET 1 ratio and was furthermore a ﬀ ected by the depreciation of the US dollar . The leverage ratio increased as the lower Tier 1 Capital was more than o ﬀ set by the lower leverage exposure. Risk - weighted assets (RWA) The decrease in total RWA mainly re fl ects the FX impact on credit RWA. ING Group: Composition of RWA ING Press Release 4Q2022 8 in € billion 31 Dec. 2022 30 Sep. 2022 Credit RWA 282.6 291.8 Operational RWA 35.0 32.7 Market RWA 13.9 14.0 Total RWA 331.5 338.6 The FX impact on credit RWA was € - 5.7 billion and was mainly caused by the depreciation of the US dollar against the euro. Excluding currency impacts, credit RWA decreased by €3.6 billion, mainly due to a better overall pro fi le of the loan book (€ - 3.1 billion) and model updates (€ - 2.0 billion). The decreases were partly o ﬀ set by higher lending volumes (€2.4 billion), which were mainly visible in Wholesale Banking. The increase in operational RWA was € 2 . 3 billion and included regular updates of the AMA model, among others for external loss data . Market RWA decreased by € 0 . 1 billion . Distribution In line with our distribution policy of a 50% pay - out ratio on resilient net pro fi t, the Board proposes to pay a fi nal cash dividend over 2022 of €0.389 per share. This is subject to the approval by shareholders at the Annual General Meeting in April 2023. ING has reserved €562 million of the 4Q2022 net pro fi t for distribution. The resilient net pro fi t in 4Q2022 (which is de fi ned as net pro fi t adjusted for signi fi cant items not linked to the normal course of business) was €1,123 million. This includes a positive adjustment to the reported net result of €34 million related to hyperin fl ation accounting according to IAS 29 in the consolidation of our subsidiary in Turkey. The additional distribution of €1.5 billion, as announced on 3 November 2022, was completed. A total number of 107.0 million ordinary shares had been repurchased by 28 December 2022, for a total amount of €1.2 billion, and the remaining amount was paid in cash (€0.082 per share) to shareholders on 16 January 2023. CET1 requirement ING targets a CET1 ratio of around 12.5%, which is comfortably above the prevailing CET1 ratio requirement (including bu ﬀ er requirements) of 10.58% (3Q2022: 10.52%). ING’s fully loaded CET1 requirement increased to 10.98% (3Q2022: 10.96%). The increases in the countercyclical bu ﬀ ers, as announced earlier by various macro prudential authorities, will phase in over the coming quarters. MREL and TLAC requirements Minimum Required Eligible Liabilities (MREL) and Total Loss Absorbing Capacity (TLAC) requirements apply to ING Group at the consolidated level of the resolution group. The available MREL and TLAC capacity consists of own funds and senior debt instruments issued by ING Group.

Capital, Liquidity and Funding The intermediate MREL requirements are 27.39% of RWA and 5.97% of leverage exposure (LR). The MREL surplus based on RWA mirrors trends in the Total capital ratio and declined as the impact of the issuance of two senior debt instruments (total €2.25 billion) was more than o ﬀ set by instruments that lost MREL eligibility (maturity <1 year). The MREL surplus based on LR mirrors trends in the leverage ratio. ING Group: MREL requirement in € million 31 Dec. 2022 30 Sep. 2022 MREL capacity 100,922 105,396 MREL (as a percentage of RWA) 30.4% 31.1% MREL (as a percentage of leverage exposure) 9.5% 9.2% MREL surplus (shortage) based on LR 37,383 37,005 MREL surplus (shortage) based on RWA 10,134 12,880 The prevailing TLAC requirements are 23.10% of RWA and 6.75% of LR. The development in the TLAC ratios mirrors trends in MREL. ING Group: TLAC requirement in € million 31 Dec. 2022 30 Sep. 2022 TLAC capacity 100,857 105,331 TLAC (as a percentage of RWA) 30.4% 31.1% TLAC (as a percentage of leverage exposure) 9.5% 9.2% TLAC surplus (shortage) based on LR 29,016 28,005 TLAC surplus (shortage) based on RWA 24,291 27,339 Liquidity and funding In 4Q2022, the 12 - month moving average Liquidity Coverage Ratio (LCR) increased from 133% to 134%, driven by an increase in high - quality liquid assets (HQLA) and in fl ow, partly o ﬀ set by higher out fl ow. LCR 12 - month moving average in € billion 31 Dec. 2022 30 Sep. 2022 Level 1 175.7 171.5 Level 2A 6.1 6.3 Level 2B 4.8 5.2 Total HQLA 186.7 183.0 Out fl ow 240.5 235.6 In fl ow 101.4 98.2 LCR 134% 133% In 4Q2022 the Net Stable Funding Ratio of ING remained comfortably above the regulatory minimum of 100%. In the funding mix of 4Q2022, there was a shift towards retail customer deposits, mainly caused by the early partial repayment of ING's TLTRO III participation. ING Group: Loan - to - deposit ratio and funding mix In % 31 Dec. 2022 30 Sep. 2022 Loan - to - deposit ratio 0.99 0.97 Key figures Customer deposits (retail) 51% 47% Customer deposits (corporate) 23% 24% Lending / repurchase agreement 6% 8% Interbank 6% 9% CD/CP 3% 3% Long - term senior debt 8% 8% Subordinated debt 2% 2% Total 1) 100% 100% 1) Liabilities excluding trading securities and IFRS equity. ING’s long - term debt position increased by €1.5 billion versus 3Q2022. The increase was driven by a €2.25 billion dual tranche Holdco Senior and approximately €2.5 billion of covered bond issuance (of which €1.75 billion by ING Bank and approximately €0.8 billion by ING Australia). This was partly o ﬀ set by maturities, mainly in USD - denominated bonds. Long - term debt maturity ladder per currency, 31 December 2022 in € billion Total ʹ 23 ʹ 24 ʹ 25 ʹ 26 ʹ 27 '28 > ʹ 28 EUR 61 5 1 7 5 6 8 29 USD 19 3 1 0 4 3 4 4 Other 9 1 1 1 2 0 1 2 Total 90 9 3 9 11 9 13 35 Ratings The ratings and outlook from S&P, Moody’s and Fitch remained unchanged during the quarter. Credit ratings of ING on 1 February 2023 S&P ING Press Release 4Q2022 9 Moody's Fitch ING Groep N.V. Issuer rating Long - term Short - term Outlook Senior unsecured rating A - A - 2 Stable A - n/a n/a Stable 1 Baa1 A+ F1 Stable A+ ING Bank N.V. Issuer rating Long - term Short - term Outlook Senior unsecured rating A+ A - 1 Stable A+ A1 P - 1 Stable A1 AA - F1+ Stable AA - 1) Outlook refers to the senior unsecured rating.

Risk Management in € million 31 Dec. 2022 30. Sep 2022 31 Dec. 2022 30. Sep 2022 31 Dec. 2022 30. Sep 2022 31 Dec. 2022 30. Sep 2022 31 Dec. 2022 30. Sep 2022 Residential mortgages of which Netherlands of which Belgium of which Germany of which Rest of the world Consumer lending Business lending of which business lending Netherlands of which business lending Belgium Other retail banking 326,927 113,042 43,534 91,166 79,185 26,393 101,604 37,211 45,711 66,460 327,027 112,959 43,041 90,244 80,783 26,674 100,377 36,932 44,694 55,590 11,877 2,582 5,972 1,679 1,643 2,146 13,739 5,329 4,819 664 11,666 2,583 5,982 1,486 1,615 2,134 12,496 4,906 4,719 3,215 3.6% 2.3% 13.7% 1.8% 2.1% 8.1% 13.5% 14.3% 10.5% 1.0% 3.6% 2.3% 13.9% 1.6% 2.0% 8.0% 12.4% 13.3% 10.6% 5.8% 2,886 482 1,284 364 756 1,102 3,072 827 1,606 182 2,873 504 1,171 355 843 1,051 3,078 867 1,579 179 0.9% 0.4% 2.9% 0.4% 1.0% 4.2% 3.0% 2.2% 3.5% 0.3% 0.9% 0.4% 2.7% 0.4% 1.0% 3.9% 3.1% 2.3% 3.5% 0.3% Retail Banking 521,384 509,669 28,426 29,510 5.5% 5.8% 7,241 7,181 1.4% 1.4% Lending Daily Banking & Trade Finance Financial Markets Treasury & Other 164,294 67,644 6,212 25,092 169,704 70,788 7,185 88,933 21,567 4,412 618 359 23,672 4,799 561 856 13.1% 6.5% 9.9% 1.4% 13.9% 6.8% 7.8% 1.0% 3,583 419 53 3,469 406 53 2.2% 0.6% 0.0% 0.2% 2.0% 0.6% 0.0% 0.1% Wholesale Banking 263,242 336,611 26,956 29,889 10.2% 8.9% 4,055 3,928 1.5% 1.2% Total loan book 784,626 846,280 55,382 59,399 7.1% 7.0% 11,296 11,109 1.4% 1.3% ING Group: Total credit outstandings 1) Credit outstandings Stage 2 Stage 2 ratio Stage 3 Stage 3 ratio 1) Lending and money market credit outstandings, including guarantees and letters of credit but excluding undrawn committed exposures (o ﬀ - balance positions) and Corporate Line. Credit risk management Total credit outstandings decreased signi fi cantly in 4Q2022, resulting from a decrease in Wholesale Banking. This is mainly re fl ected in ‘Treasury & Other' and was related to TLTRO repayments and a decline in our cash and balances with central banks. Stage 2 outstandings decreased, mainly due to repayments and improvements in credit quality. The Stage 2 ratio rose marginally due to the sharp decline in total credit outstandings. Stage 3 outstandings and the Stage 3 ratio increased slightly. In 4Q2022, ING Group’s stock of provisions remained stable, as a decrease in Stage 2 provisions, driven by releases, was o ﬀ set by an increase in Stage 1 and Stage 3 (individual fi les). The Stage 3 coverage ratio increased to 33.9% compared with 32.7% in the previous quarter. The loan portfolio consists predominantly of asset - based and secured loans, including residential mortgages, project - and asset - based fi nance, and real estate fi nance with generally low loan - to - value ratios. ING Group: Stock of provisions 1) in € million 31. Dec. 2022 30 Sep. 2022 Change Stage 1 - 12 - month ECL 581 533 47 Stage 2 - Lifetime ECL not credit impaired 1,679 1,924 - 246 Stage 3 - Lifetime ECL credit impaired 3,830 3,638 192 Purchased credit impaired 11 9 2 Total 6,101 6,105 - 4 1) At the end of December 2022, the stock of provisions included provisions for loans and advances to customers (€5,984 million), provisions for loans and advances to central banks (€12 million), loans and advances to banks (€37 million), fi nancial assets at FVOCI (€22 million), securities at amortised cost (€17 million) and provisions for contingent liabilities (credit replacements) recorded under Provisions (€29 million).. Market risk The average Value - at - Risk (VaR) for the trading portfolio decreased to €12 million from €13 million in 3Q2022. ING Group: Consolidated VaR trading books ING Press Release 4Q2022 10 in € million Minimum Maximum Average Quarter - end Foreign exchange 2 5 3 3 Equities 2 6 3 2 Interest rate 1 14 11 13 Credit spread 1 7 4 1 Diversi fi cation - 8 - 5 Total VaR 1) 10 16 12 14 1) The total VaR for the columns Minimum and Maximum cannot be calculated by taking the sum of the individual components since the observations for both the individual markets as well as for total VaR may occur on di ﬀ erent dates. Non - fi nancial risk As previously disclosed, after our September 2018 settlement with Dutch authorities concerning Anti - Money Laundering matters, and in the context of signi fi cantly increased attention to the prevention of fi nancial economic crime, ING has experienced heightened scrutiny by authorities in various countries. The interactions with such regulatory and judicial authorities have included, and can be expected to continue to include, onsite visits, information requests, investigations and other enquiries. Such interactions, as well as ING’s internal assessments in connection with its global enhancement programme, have in some cases resulted in satisfactory outcomes. Some have also resulted in, and may continue to result in, fi ndings or other conclusions which may require appropriate remedial actions by ING, or may have other consequences. We intend to continue to work in close cooperation with authorities as we work to improve our management of non - fi nancial risks. ING is also aware, including as a result of media reports, that other parties may, among other things, seek to commence legal proceedings against ING in connection with the subject matter of the settlement.

Segment Reporting: Retail Banking Retail Benelux: Consolidated pro fi t or loss account ING Press Release 4Q2022 11 In € million Retail Benelux 4Q2022 4Q2021 3Q2022 Netherlands Belgium 4Q2022 4Q2021 3Q2022 4Q2022 4Q2021 3Q2022 Profit or loss Net interest income - excl. net TLTRO impact 1,257 1,199 1,125 804 813 694 453 387 431 Net interest income - net TLTRO impact - 214 20 65 - 150 9 51 - 64 11 14 Net fee and commission income 360 336 353 224 206 235 136 129 118 Investment income 7 3 2 7 3 2 0 0 0 Other income 205 95 - 169 126 30 59 79 65 - 227 Total income 1,614 1,652 1,376 1,011 1,061 1,041 603 592 335 Expenses excl. regulatory costs 837 844 896 466 465 531 370 379 365 Regulatory costs 104 108 27 74 77 28 29 31 - 1 Operating expenses 940 952 923 541 542 559 400 410 364 Gross result 674 700 453 470 519 482 203 182 - 29 Addition to loan loss provisions 50 95 138 28 49 45 22 46 93 Result before tax 623 605 316 442 470 437 181 136 - 122 Profitability and efficiency Net core lending growth (in € billion) 2.1 0.4 - 0.5 0.4 0.0 0.6 1.7 0.3 - 1.1 Net core deposits growth (in € billion) 3.6 4.2 0.3 2.9 3.8 0.6 0.7 0.4 - 0.4 Cost/income ratio 58.3% 57.6% 67.1% 53.5% 51.1% 53.7% 66.3% 69.3% 108.6% Risk costs in bps of average customer lending 8 16 22 7 13 12 10 21 41 Return on equity based on 12.5% CET1 1) 16.8% 17.0% 8.4% 20.2% 25.1% 20.5% 12.0% 7.7% - 8.6% Risk - weighted assets (end of period, in € billion) 85.4 82.6 86.8 50.6 44.6 51.6 34.8 38.0 35.2 1) After - tax return divided by average equity based on 12.5% of RWA (annualised). Retail Netherlands Net interest income excluding TLTRO was supported by a strong increase in liability margins and higher volumes. Year - on - year, this was more than o ﬀ set by a decline in interest income from mortgages, re fl ecting the lengthening of the duration of the book and lower prepayment penalties, and from Treasury (o ﬀ set in other income). Sequentially, interest income from mortgages stabilised. Fee income rose strongly compared with 4Q2021, mainly due to increases in payment package fees and new service fees for business banking. Sequentially, fee income declined, as the previous quarter had included seasonally higher travel - related payment fees. Other income increased on both comparable quarters, driven by higher Treasury - related income. Net core lending grew by €0.4 billion in 4Q2022, re fl ecting €0.3 billion of higher mortgage volumes and a €0.1 billion increase in business lending. Net core deposits growth was €2.9 billion. Expenses in both 3Q2022 and 4Q2021 included incidental items: €75 million for adding the interest - on - interest e ﬀ ect to the compensation of customers for certain Dutch consumer credit products in 3Q2022 and €11 million of restructuring costs in 4Q2021. Expenses excluding regulatory costs and these incidental items increased slightly, both year - on - year and sequentially, mainly because of higher sta ﬀ and marketing expenses. Regulatory costs declined slightly year - on - year, but increased from 3Q2022, re fl ecting the annual booking of the Dutch bank tax. Risk costs were € 28 million and included the impact of the update of the macroeconomic forecast and some releases from management overlays . Retail Belgium (including Luxembourg) Net interest income excluding TLTRO increased strongly year - on - year, as higher margins on liabilities more than compensated for mortgage margin compression due to higher funding costs, while interest income on other lending was fl at. Furthermore, 4Q2021 had included a € - 23 million reclassi fi cation from other income to net interest income. Compared with 3Q2022, interest income excluding TLTRO also increased, as the upward trend in liability margins more than o ﬀ set a decline in interest income from lending. Fee income increased on both comparable quarters. Year - on - year, this was mainly attributable to higher daily banking fees. Sequentially, fee income was primarily supported by higher fees on investment products as stock markets recovered. Other income in 4Q2022 included a €67 million gain from a legacy entity, while 3Q2022 had included an impact of € - 247 million to unwind a macro fair value hedge. Net core lending rose by €1.7 billion compared with 3Q2022, consisting of €0.6 billion of growth in mortgages and a €1.1 billion increase in business lending. Net core deposits growth was €0.7 billion. Expenses excluding regulatory costs declined year - on - year, as the impact of automatic salary indexation was more than o ﬀ set by FTE reductions and lower IT costs. Sequentially, expenses excluding regulatory costs increased slightly, mainly due to higher sta ﬀ costs. Regulatory costs in 4Q2022 re fl ected the allocation of the annual Dutch bank tax. Risk costs were €22 million and included a reduction in management overlays.

Segment Reporting: Retail Banking Retail Germany (including Austria in 2021) Net interest income excluding TLTRO was boosted by signi fi cantly higher margins on liabilities. Year - on - year, interest income was still impacted by lending margin pressure, while mortgage margins improved sequentially. Fee income decreased versus both comparable quarters, primarily due to a lower number of brokerage trades in investment products and lower fees from mortgage brokerage, re fl ecting lower production volumes. Year - on - year, this was partly compensated by higher daily banking fees. In 4Q2021, investment income had included an €8 million reversal of a one - o ﬀ loss related to the transfer of ING’s retail operations in Austria to bank99. Other income in 4Q2022 re fl ected lower Treasury - related income. Net core lending growth in 4Q2022 was €0.7 billion, of which €0.9 billion was in mortgages. Net core deposits grew by €3.3 billion following an increase of our deposit rate on 6 December 2022. Operating expenses in 4Q2022 included €10 million of incidental items for sta ﬀ allowances and restructuring costs. Expenses excluding both regulatory costs and incidental items increased slightly quarter - on - quarter due to higher sta ﬀ costs and marketing expenses to support customer growth. Year - on - year, the increase was o ﬀ set by savings following the discontinuation of the Austrian retail banking activities. Regulatory costs decreased year - on - year, but were up sequentially, as 3Q2022 included an adjustment of the deposit guarantee contributions. Risk costs were €52 million in 4Q2022 and primarily related to consumer lending. Retail Other Challengers & Growth Markets Net interest income was supported by higher margins on liabilities, most notably in Australia and Spain following increases in central bank interest rates. This more than compensated for negative currency impacts and tighter lending margins. Net interest income in 3Q2022 included € - 343 million for the Polish mortgage moratorium. Fee income decreased year - on - year due to lower fees on investment products, re fl ecting low stock markets and subdued trading activity, and the impact of ING’s exit from the French retail market. Investment income in 3Q2022 included a €111 million annual dividend from our stake in the Bank of Beijing. Other income included €14 million of income from the fi nal settlement of the transfer of our investment business in France, for which €100 million was recorded in 3Q2022. Furthermore, 3Q2022 included €38 million of proceeds from the sale of a non - performing loan portfolio in Spain and a €15 million impairment on our equity stake in TTB. Net core lending decreased by €0.6 billion, mainly due to a decline in mortgages in Australia and Spain. Net core deposits growth was €3.4 billion, driven by net in fl ows in Spain and Poland. Expenses included €33 million of incidental items, which were mainly restructuring costs for France and Turkey. By comparison, 4Q2021 had included €155 million of incidental items that mainly consisted of impairments and restructuring provisions related to our exit from the French retail market. Expenses excluding regulatory costs and incidental items rose versus 4Q2021 due to in fl ationary pressure across Retail Challengers & Growth Markets: Consolidated pro fi t or loss account ING Press Release 4Q2022 12 In € million Retail Challengers & Growth Markets 4Q2022 4Q2021 3Q2022 Germany Other Challengers & Growth Markets 4Q2022 4Q2021 3Q2022 4Q2022 4Q2021 3Q2022 Profit or loss Net interest income - excl. net TLTRO impact 1,373 1,027 854 568 345 421 804 682 433 Net interest income - net TLTRO impact - 42 4 16 - 42 2 16 0 1 0 Net fee and commission income 214 269 230 89 125 99 124 144 131 Investment income 0 12 110 1 8 - 1 - 1 4 111 Other income 81 88 192 - 14 29 - 19 95 59 210 Total income 1,626 1,400 1,401 603 510 516 1,023 890 885 Expenses excl. regulatory costs 845 926 799 269 263 256 576 663 543 Regulatory costs 90 100 58 24 32 - 4 67 67 62 Operating expenses 935 1,026 857 293 296 253 642 730 605 Gross result 691 374 543 310 214 263 381 160 280 Addition to loan loss provisions 152 35 136 52 7 43 100 27 94 Result before tax 539 339 407 258 207 220 281 132 187 Profitability and efficiency Net core lending growth (in € billion) 0.1 4.4 1.4 0.7 2.2 1.7 - 0.6 2.2 - 0.3 Net core deposits growth (in € billion) 6.8 - 1.5 6.6 3.3 - 5.0 4.4 3.4 3.5 2.2 Cost/income ratio 57.5% 73.3% 61.2% 48.6% 58.0% 49.0% 62.8% 82.0% 68.3% Risk costs in bps of average customer lending 29 7 26 21 3 17 37 10 34 Return on equity based on 12.5% CET1 1) 16.1% 9.6% 13.1% 19.2% 15.2% 19.6% 14.1% 6.1% 9.2% Risk - weighted assets (end of period, in € billion) 78.2 77.8 77.5 29.8 29.4 29.7 48.4 48.4 47.8 1) After - tax return divided by average equity based on 12.5% of RWA (annualised).

ING Press Release 4Q2022 13 Segment Reporting: Retail Banking all markets, as well as investments in operational process improvements in Australia and €10 million of legal claims in 4Q2022. Sequentially, higher expenses mainly re fl ected the impact of increased marketing expenses to support customer growth combined with higher sta ﬀ costs. 3Q2022 included a litigation provision of €21 million recorded in Spain. Risk costs were €100 million. They were primarily attributable to net additions in Poland and Italy, and related to management overlays to re fl ect the risks from secondary impacts of the deteriorated macroeconomic outlook combined with model updates.

Segment Reporting: Wholesale Banking Net interest income excluding TLTRO rose year - on - year, mainly driven by increased margins in Payments and Cash Management (PCM), which bene fi ted from higher interest rates. Sequentially, interest income decreased, primarily in Financial Markets and Treasury. Fee income was stable year - on - year, as higher fees in Lending largely compensated for lower deal fl ow in Global Capital Markets (GCM), Corporate Finance and Trade & Commodity Finance (TCF). Sequentially, fee income was supported by strong fee income in Lending and an increased deal fl ow in Corporate Finance, while deal fl ow in TCF was lower. Other income increased year - on - year, supported by higher trading income in Financial Markets. This was partly o ﬀ set by negative fair value adjustments and secondary sales discounts in Lending. 4Q2021 had included a €28 million gain on an investment in an associate. Sequentially, other income increased mainly in Treasury (partly due to the € - 41 million hedge accounting impact recorded in 3Q2022) and in Financial Markets, while Lending was impacted by the aforementioned valuation adjustments recorded in 4Q2022. Net core lending rose by €0.9 billion in 4Q2022, driven by Lending and Working Capital Solutions, and was only partly o ﬀ set by Trade & Commodity Finance (re fl ecting lower commodity prices). Net core deposits decreased by €3.2 billion in the fourth quarter, mainly due to seasonal out fl ow. Expenses excluding regulatory costs increased versus both comparable quarters, partly due to €10 million of incidental items (mainly restructuring costs), €15 million of impairments and FX impacts re fl ecting the weakening of the euro relative to other currencies year - on - year. The remaining increase was mainly attributable to higher sta ﬀ costs (due to CLA increases and indexation). Net additions to loan loss provisions amounted to €65 million, which is equivalent to 13 basis points of average customer lending. Risk costs in 4Q2022 predominantly re fl ected Stage 3 individual risk costs; these were attributable to newly provisioned fi les and were partly o ﬀ set by releases from fi les with existing provisions. Net releases in Stage 2 were driven by a €112 million release of provisions for our Russian portfolio, partly re fl ecting a further decrease in our Russia - related exposure. They also included a reduction in the overlay for second - order impacts. Lending income decreased both year - on - year and sequentially, fully due to negative fair value adjustments and secondary sales discounts recorded in 4Q2022. The business remained strong, with an increase in volumes and signi fi cantly higher fee income from several sectors, while net interest income remained stable. In € million 4Q2022 4Q2021 3Q2022 Profit or loss Net interest income - excl. net TLTRO impact 1,073 1,029 1,099 Net interest income - net TLTRO impact - 77 36 25 Net fee and commission income 318 322 295 Investment income 1 1 - 1 Other income 192 173 138 Total income 1,507 1,561 1,556 of which: Lending 746 803 819 Daily Banking & Trade Finance 443 362 437 Financial Markets 287 271 282 Treasury & Other 31 126 19 Total income 1,507 1,561 1,556 Expenses excl. regulatory costs 775 676 708 Regulatory costs 98 91 10 Operating expenses 872 766 718 Gross result 635 795 838 Addition to loan loss provisions 65 216 128 Result before tax 570 579 710 Profitability and efficiency Net core lending growth (in € billion) 0.9 8.6 3.8 Net core deposits growth (in € billion) - 3.2 - 4.9 3.6 Cost/income ratio 57.9% 49.1% 46.1% Income over average risk - weighted assets (in bps) 1) 370 424 374 Risk costs in bps of average customer lending 13 48 27 Return on equity based on 12.5% CET1 2) 7.1% 9.3% 10.1% Risk - weighted assets (end of period, in € billion) 159.4 149.5 166.3 Wholesale Banking: Consolidated pro fi t or loss account ING Press Release 4Q2022 14 Total Wholesale Banking 1) Total income divided by average RWA (annualised). 2) After - tax return divided by average equity based on 12.5% of RWA (annualised).

ING Press Release 4Q2022 15 Segment Reporting: Wholesale Banking Income from Daily Banking & Trade Finance increased both year - on - year and sequentially, predominantly driven by higher PCM income, which bene fi ted from increased interest rates and higher volumes. This more than compensated for lower fee income, mainly in TCF, and lower other income. Income for Financial Markets increased year - on - year, supported by higher trading results, especially in Money Markets, Non - Linear Trading and Global Securities Finance. This was partly o ﬀ set by lower commission income from GCM, re fl ecting a slowdown of the market. Sequentially, income increased slightly, mainly because of positive valuation adjustments. The quarterly income of Treasury & Other declined year - on - year, as 4Q2022 included a € - 77 million net TLTRO III impact, while 4Q2021 had included positive fair value adjustments in Corporate Investments (including a €28 million gain on a capital stake) and a higher deal fl ow in Corporate Finance. Sequentially, income declined slightly, as the impact of a € - 102 million change in TLTRO bene fi t was largely compensated by higher income in Treasury and in Corporate Finance, while 3Q2022 included a € - 41 million hedge accounting impact to unwind a macro fair value hedge in Belgium.

Segment Reporting: Corporate Line Corporate Line: Consolidated pro fi t or loss account ING Press Release 4Q2022 16 In € million Total Corporate Line 4Q2022 4Q2021 3Q2022 Corporate Line excl. IAS 29 impact IAS 29 impact 1) 4Q2022 4Q2021 3Q2022 4Q2022 4Q2021 3Q2022 Profit or loss Net interest income - excl. net TLTRO impact 157 35 184 143 35 173 14 0 11 Net interest income - net TLTRO impact 17 24 - 35 17 24 - 35 0 0 0 Net fee and commission income - 3 - 2 - 1 - 5 - 2 - 2 1 0 1 Investment income 7 0 0 7 0 0 0 0 0 Other income - 58 - 47 - 68 - 25 - 47 - 26 - 32 0 - 43 Total income 121 10 79 137 10 110 - 17 0 - 31 Expenses excl. regulatory costs 140 115 130 132 115 119 9 0 10 Regulatory costs 0 87 1 0 87 1 0 0 0 Operating expenses 140 202 130 131 202 120 9 0 10 Gross result - 19 - 192 - 51 6 - 192 - 10 - 26 0 - 41 Addition to loan loss provisions 1 0 1 0 0 0 1 0 1 Result before tax - 21 - 192 - 52 6 - 192 - 10 - 27 0 - 42 of which: Income on capital surplus 18 - 8 - 11 18 - 8 - 11 0 0 0 Foreign currency ratio hedging 151 68 189 151 68 189 0 0 0 Other Group Treasury - 31 - 55 - 55 - 31 - 55 - 55 0 0 0 Group Treasury 138 5 123 138 5 123 0 0 0 Other Corporate Line - 159 - 197 - 175 - 132 - 197 - 134 - 27 0 - 42 Result before tax - 21 - 192 - 52 6 - 192 - 10 - 27 0 - 42 Taxation 7 0 11 Net result - 34 0 - 53 1) Hyperin fl ation accounting (IAS 29) has become applicable for ING’s subsidiary in Turkey since 2Q2022 with retrospective application from 1 January 2022. ING Group N.V., as a non - hyperin fl ationary parent presenting its consolidated fi nancial statements in euro, did not restate comparative periods. Total income was supported year - on - year by higher results from foreign currency ratio hedging (mainly on the US dollar and Polish zloty). Compared with 3Q2022, total income rose by €42 million, including a €52 million higher TLTRO III bene fi t, which was partly o ﬀ set by lower income from foreign currency ratio hedging. Operating expenses in 4Q2022 decreased sharply year - on - year, re fl ecting the temporary 50% increase in the Dutch bank tax of €87 million that had been recorded in Corporate Line in 4Q2021. Excluding these regulatory costs, expenses increased year - on - year, mainly due to €21 million for allowances to sta ﬀ in the Netherlands to cover increased energy costs and a lower VAT refund. Sequentially, the increase in expenses was mainly attributable to the energy allowances, and was only partly o ﬀ set by the VAT refund recorded in 4Q2022.

ING pro fi le ING is a global fi nancial institution with a strong European base, o ﬀ ering banking services through its operating company ING Bank. The purpose of ING Bank is: empowering people to stay a step ahead in life and in business. ING Bank’s more than 58,000 employees o ﬀ er retail and wholesale banking services to customers in over 40 countries. ING Group shares are listed on the exchanges of Amsterdam (INGA NA, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N). Sustainability is an integral part of ING’s strategy, evidenced by ING’s leading position in sector benchmarks. ING's Environmental, Social and Governance (ESG) rating by MSCI was a ﬃ rmed 'AA' in September 2022. As of August 2022, Sustainalytics considers ING’s management of ESG material risk to be ‘strong’, and in June 2022 ING received an ESG rating of 'strong' from S&P Global Ratings. ING Group shares are also included in major sustainability and ESG index products of leading providers Euronext, STOXX, Morningstar and FTSE Russell. Further information All publications related to ING’s 4Q2022 results can be found at www.ing.com/4q2022, including a video with CEO Steven van Rijswijk. The 'ING ON AIR’ video is also available on YouTube. Additional fi nancial information is available at www.ing.com/ir: • ING Group Historical Trend Data • ING Group Results presentation • ING Group Credit Update presentation For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos, videos of ING operations, buildings and its executives are available for download at Flickr. Share information 4Q2022 3Q2022 2Q2022 1Q2022 4Q2021 Shares (in millions, end of period) Total number of shares 3,726.5 3,767.3 3,907.0 3,906.9 3,904.1 - Treasury shares 107.4 41.7 163.9 140.6 128.3 - Shares outstanding 3,619.1 3,725.6 3,743.0 3,766.4 3,775.8 Average number of shares 3,683.7 3,728.5 3,760.3 3,770.4 3,846.7 Share price (in euros) End of period 11.39 8.86 9.43 9.51 12.24 High 11.66 9.94 10.52 13.91 13.39 Low 8.80 8.50 8.70 8.47 11.24 Net result per share (in euros) 0.30 0.26 0.31 0.11 0.25 Shareholders' equity per share (end of period in euros) 13.79 13.77 13.79 14.20 14.28 Distribution per share (in euros) 0.39 - 0.17 - 0.41 Price/earnings ratio 1) 11.6 9.5 9.2 8.8 10.0 Price/book ratio 0.83 0.64 0.68 0.67 0.86 1) Four - quarter rolling average. Financial calendar ING Press Release 4Q2022 17 Publication 2022 ING Group Annual Report 2023 Annual General Meeting Ex - date for fi nal dividend 2022 (Euronext Amsterdam) 1) Record date for fi nal dividend 2022 entitlement (Euronext Amsterdam) 1) Record date for fi nal dividend 2022 entitlement (NYSE) 1) Payment date for fi nal dividend 2022 (Euronext Amsterdam) 1) Publication results 1Q2023 Payment date for fi nal dividend 2022 (NYSE) 1) Publication results 2Q2023 Ex - date for interim dividend in 2023 (Euronext Amsterdam) 1) Record date for interim dividend in 2023 entitlement (Euronext Amsterdam) 1) Record date for interim dividend in 2023 entitlement (NYSE) 1) Payment date for interim dividend in 2023 (Euronext Amsterdam) 1) Payment date for interim dividend in 2023 (NYSE) 1) Publication results 3Q2023 Thursday 9 March 2023 Monday 24 April 2023 Wednesday 26 April 2023 Thursday 27 April 2023 Thursday 27 April 2023 Friday 5 May 2023 Thursday 11 May 2023 Friday 12 May 2023 Thursday 3 August 2023 Monday 7 August 2023 Tuesday 8 August 2023 Monday 14 August 2023 Monday 14 August 2023 Monday 21 August 2023 Thursday 2 November 2023 1) Only if any dividend is paid All dates are provisional.

ING Press Release 4Q2022 18 Important legal information Elements of this press release contain or may contain information about ING Groep N.V. and / or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/2014. ING Group’s annual accounts are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (‘IFRS - EU’). In preparing the fi nancial information in this document, except as described otherwise, the same accounting principles are applied as in the 2021 ING Group consolidated annual accounts. The fi nancial statements for 2022 are in progress and may be subject to adjustments from subsequent events. All fi gures in this document are unaudited. Small di ﬀ erences are possible in the tables due to rounding. Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward - looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to di ﬀ er materially from those expressed or implied in such statements. Actual results, performance or events may di ﬀ er materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions and customer behaviour, in particular economic conditions in ING’s core markets, including changes a ﬀ ecting currency exchange rates and the regional and global economic impact of the invasion of Russia into Ukraine and related international response measures (2) e ﬀ ects of the Covid - 19 pandemic and related response measures, including lockdowns and travel restrictions, on economic conditions in countries in which ING operates, on ING’s business and operations and on ING’s employees, customers and counterparties (3) changes a ﬀ ecting interest rate levels (4) any default of a major market participant and related market disruption (5) changes in performance of fi nancial markets, including in Europe and developing markets (6) fi scal uncertainty in Europe and the United States (7) discontinuation of or changes in ‘benchmark’ indices (8) in fl ation and de fl ation in our principal markets (9) changes in conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness (10) failures of banks falling under the scope of state compensation schemes (11) non - compliance with or changes in laws and regulations, including those concerning fi nancial services, fi nancial economic crimes and tax laws, and the interpretation and application thereof (12) geopolitical risks, political instabilities and policies and actions of governmental and regulatory authorities, including in connection with the invasion of Russia into Ukraine and related international response measures (13) legal and regulatory risks in certain countries with less developed legal and regulatory frameworks (14) prudential supervision and regulations, including in relation to stress tests and regulatory restrictions on dividends and distributions (also among members of the group) (15) regulatory consequences of the United Kingdom’s withdrawal from the European Union, including authorizations and equivalence decisions (16) ING’s ability to meet minimum capital and other prudential regulatory requirements (17) changes in regulation of US commodities and derivatives businesses of ING and its customers (18) application of bank recovery and resolution regimes, including write - down and conversion powers in relation to our securities (19) outcome of current and future litigation, enforcement proceedings, investigations or other regulatory actions, including claims by customers or stakeholders who feel misled or treated unfairly, and other conduct issues (20) changes in tax laws and regulations and risks of non - compliance or investigation in connection with tax laws, including FATCA (21) operational and IT risks, such as system disruptions or failures, breaches of security, cyber - attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business (22) risks and challenges related to cybercrime including the e ﬀ ects of cyberattacks and changes in legislation and regulation related to cybersecurity and data privacy (23) changes in general competitive factors, including ability to increase or maintain market share (24) inability to protect our intellectual property and infringement claims by third parties (25) inability of counterparties to meet fi nancial obligations or ability to enforce rights against such counterparties (26) changes in credit ratings (27) business, operational, regulatory, reputation, transition and other risks and challenges in connection with climate change and ESG - related matters (28) inability to attract and retain key personnel (29) future liabilities under de fi ned bene fi t retirement plans (30) failure to manage business risks, including in connection with use of models, use of derivatives, or maintaining appropriate policies and guidelines (31) changes in capital and credit markets, including interbank funding, as well as customer deposits, which provide the liquidity and capital required to fund our operations, and (32) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com. This document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING speci fi cally disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the fi ling of this document. Many of those factors are beyond ING’s control. Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward - looking statements, whether as a result of new information or for any other reason . This document does not constitute an o ﬀ er to sell, or a solicitation of an o ﬀ er to purchase, any securities in the United States or any other jurisdiction .